Exhibit 99.1

Marti Launches Shareholder Loyalty Program

ISTANBUL – March 9, 2026 – Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility super app, today announced the launch of the Marti Shareholder Loyalty Program, a new initiative designed to reward long-term retail shareholders while reinforcing Marti’s commitment to sustainable growth, stakeholder alignment, and responsible value creation.

The Marti Shareholder Loyalty Program provides verified retail shareholders with exclusive benefits directly connected to the everyday use of Marti’s mobility services. By linking ownership with platform engagement, the initiative reinforces the alignment between long-term shareholders and Marti’s mission to deliver technology-driven solutions across Türkiye.

Under the program, eligible shareholders will receive special discounts on Marti subscriptions, rentals, rides, and deliveries fostering deeper engagement with the Company’s rapidly expanding mobility platform. The initiative supports the adoption of sustainable urban transportation while maintaining disciplined capital allocation and a non-dilutive approach to shareholder value creation.

The Marti Shareholder Loyalty Program aligns with a growing global trend among consumer-facing public companies that offer shareholder-exclusive benefits to foster long-term ownership and deepen brand engagement.

Full terms and conditions for the program are available on Marti’s website.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering a wide variety of transportation services. Marti operates a ride-hailing service that matches riders with car, motorcycle and taxi drivers; delivery services; and a large fleet of rental e-mopeds, e-bikes and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Shareholder Loyalty Program, its scope, benefits, duration, potential amendments, and expected impact on shareholder engagement. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F. Marti undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.
Turgut Yilmaz

investor.relations@marti.tech